John Nelson Chrisman Partner Dentons US LLP
john.chrisman@dentons.com D: +1 214 259 0952 M: +1 214 708 0770

December 10, 2021

Ms. Karina Dorin

Ms. Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3010

Re:	Azure Power Global Limited Post-Effective Amendment No. 1 to Registration Statement on Form F-3 Filed November 10, 2021 File No. 333-249479

Dear Ms. Dorin and Ms. Nguyen,

By your letter dated November 22, 2019 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) filed on November 10, 2021 by our client, Azure Power Global Limited (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have reproduced below in italics the Staff’s comments and have provided the response immediately below each comment.

Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) electronically via the EDGAR system. The changes made in the Amendment are in response to the Staff’s comments as set forth in the SEC Letter.

General

1.	We note that the Form F-3 declared effective on October 23, 2020 registered the primary offering of up to $250 million of equity shares, debt securities and warrants and that you seek to now also register the offer and sale of rights via post-effective amendment. Please disclose the reasons for filing this post-effective amendment and explain why you believe you are able to register the offer and sale of rights now in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities act Rules Compliance and Disclosure Interpretation 210.01.

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December 10, 2021 Page 2	dentons.com

Response:

The Company respectfully submits to the Staff that it has not requested the registration of new securities in its Post-Effective Amendment No 1.  “Subscription warrants” and “subscription rights” are in fact  the same security by different names, and the terms are used interchangeably.  However, in the case of a rights offering to existing shareholders, the Company feels that it is more common in the marketplace specifically to use the term “subscription right”. We have clarified the disclosure in Amendment No. 2 to make clear that the term “subscription right” may be used to refer to a subscription warrant, including on the cover page of the registration statement and the prospectus contained therein.   Therefore, a new security is not being registered at this time.

2.	We note you filed your Form 20-F for the fiscal year ended March 31, 2021 on July 28, 2021. Please revise the registration statement to include updated financial statements and file an updated auditor's consent. Refer to Rule 8-08 of Regulation S-X. Please also update the financial and other information presented throughout the prospectus, including the date of the prospectus on the prospectus cover page, references to your annual report for the fiscal year ended March 31, 2020 and disclosures under "Capitalization," "Description of Equity Shares" and "Selling Shareholders."

Response:

The Company respectfully submits to the Staff that our financial statements were filed on July 28, 2021 in our annual report on Form 20-F for the financial year ended March 31, 2021 and will be specifically incorporated by reference into our Form F-3 registration statement in Amendment No. 2. We have filed as an exhibit to Amendment No. 2 an updated auditor’s consent in connection with such financial statements.  In addition, the Company advises the Staff that it has updated the dates and other information in the Prospectus in Amendment No 2 as requested.

* * *

We hope that the foregoing, and the revisions set forth in the Amendment No 2, are responsive to the Staff’s comments. If you have any queries, please do not hesitate to contact me on my mobile (214) 708 0770 or by email on john.chrisman@dentons.com or my partner Walter Van Dorn on (212) 768 6985 or by email on walter.vandorn@dentons.com.

Yours sincerely,

/s/ John Nelson Chrisman

John Nelson Chrisman